Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in the Registration Statement on Form S-1 of Nephros, Inc., filed pursuant to Rule 462(b) of Regulation C of the Securities Act of 1933, of our report April 28, 2004 (except with respect to the reverse stock split discussed in Note 1, as to which the date is September 10, 2004), accompanying the consolidated financial statements of Nephros, Inc. and Subsidiary as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, included in the Nephros, Inc. Registration Statement on Form S-1, Amendment No. 3 (No. 333-116162). We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/S/    GRANT THORNTON LLP

New York, New York

September 10, 2004